TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER
AND
YEAR-END 2010 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 10, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months and year ended December 31, 2010. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets on April 30, 2008 the results from the Canadian segment of operations are presented as “discontinued operations” in this document.

HIGHLIGHTS

2010

•	Production increased to 9,960 barrels of oil per day (“Bopd”) from an average 8,980 Bopd in 2009, a growth rate of 11%;
•	Funds flow from operations of $74.6 million ($1.08/share diluted) representing an increase of 65% over 2009;
•	Net income of $37.9 million ($0.55/share diluted) representing a $46.3 million increase over 2009;
•	Year-end 2010 Proved (“1P”) reserves increased 6% to 20.5 million barrels (“MMBbl”), representing a production replacement for the year of 133%;
•	Year-end 2010 Proved plus Probable (“2P”) reserves increased 26% to 30.4 MMBbl, representing a production replacement for the year of 272%;
•	Year-end 2010 Proved plus Probable plus Possible (“3P”) reserves increased 37% to 41.9 MMBbl, representing a production replacement for the year of 412%;
•	Finding and development costs in 2010 of $11.06/Bbl (2P) with a recycle ratio of 1.85; and
•	TransGlobe joined the S&P/TSX Composite Index in December 2010.

2011

•	2011 Guidance:
	o	Capital program of $90.0 million, a 34% increase over 2010;
	o	Production of 13,000 to 13,500 Bopd, a 33% increase over 2010 using the mid-point of 13,250 Bopd;
	o	Funds Flow of $101 million, based on an average Dated Brent oil price of $75.00/Bbl and using the mid-point production of 13,250 Bopd;
•	January production 10,897 Bopd; February production 11,049 Bopd;
•	Raised gross proceeds of Cdn$75 million through an equity offering in February;
•	Albert Gress promoted to Vice President of Business Development effective March 13, 2011; and
•	Brian Twaddle joins TransGlobe as our new Country Manager in Egypt effective March 13, 2011.

Announcements

Effective March 13, 2011, Mr. Albert (Al) Gress, Country Manager for TransGlobe Egypt will be promoted to Vice President, Business Development for TransGlobe Energy Corporation. As TransGlobe’s Country Manager for the past three years, Al has been very instrumental in the Company’s tremendous growth and success in Egypt. In total, Al has over 15 years of direct experience in Egypt in addition to 10 years’ experience as a US Certified Public Accountant with PwC (serving energy clients in the United States and Egypt). Al will join the executive team in Calgary and be responsible for developing new business opportunities for the Company in addition to providing transitional support for the new Egypt Country Manager.

Concurrently the Company is very pleased to announce that Mr. Brian Twaddle is joining TransGlobe as Country Manager for TransGlobe Egypt effective March 13, 2011. Brian joins TransGlobe with 27 years of oil and gas experience. Holding a Master of Science in Mechanical Engineering from the University of Glasgow, Brian brings a wealth of knowledge to TransGlobe. Most recently, Brian was Country Manager in Egypt for Dana Petroleum plc for the past three years where he was responsible for their exploration, production, development and new ventures. Prior thereto, he served in various roles at Shell from 1991 to 2008 finishing his final four years as an Asset Coordinator.

A conference call to discuss TransGlobe’s 2010 fourth quarter and year-end results presented in this news release will be held Friday, March 11, 2011 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 1-416-340-8527 or toll-free 1-877-440-9795 (see also TransGlobe’s news release dated March 3, 2011). The webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/031111/index.php.

TransGlobe Energy Corporation’s
Annual General and Special Meeting of Shareholders
Tuesday, May 11, 2010 at 3:00 PM Mountain Time
Centennial Place West, 3rd Floor, 250 – 5th Street S.W., Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS

	Three Months Ended December 31			Year Ended December 31
Financial	2010	2009	% Change	2010	2009	% Change
Oil and gas sales	79,240	50,044	58	268,901	167,798	60
Oil and gas sales, net of royalties and other	45,198	28,788	57	157,220	102,805	53
Derivative loss on commodity contracts	(738)	(684)	(8)	(670)	(4,213)	84
Operating expense	8,108	7,387	10	26,850	24,765	8
General and administrative expense	5,170	3,922	32	14,588	11,427	28
Depletion, depreciation and accretion expense	9,812	6,955	41	33,933	47,579	(29)
Income taxes	12,188	6,887	77	39,807	21,853	82
Cash flow from operating activities	19,326	12,594	53	51,504	36,799	40
Funds flow from operations*	18,934	9,703	95	74,569	45,064	65
Basic per share	0.28	0.15		1.12	0.70
Diluted per share	0.26	0.15		1.08	0.70
Net income (loss)	8,026	2,516	219	37,867	(8,417)	-
Basic per share	0.12	0.04		0.57	(0.13)
Diluted per share	0.11	0.04		0.55	(0.13)
Capital expenditures	19,546	7,541	159	66,932	35,546	88
Long-term debt (including current	86,420	49,799	74	86,420	49,799	74
portion)
Common shares outstanding
Basic (weighted average)	67,052	65,357	3	66,328	64,443	3
Diluted (weighted average)	70,426	66,908	5	69,103	64,443	7
Total assets	341,901	228,882	49	341,901	228,882	49
* Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes (Bopd)	10,789	8,656	25	9,960	8,980	11
Average price ($ per Bbl)	79.83	62.84	27	73.97	51.19	44
Operating expense ($ per Bbl)	8.17	9.28	(12)	7.39	7.56	(2)

OPERATIONS UPDATE ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Drilling in the fourth quarter was focused on defining the lateral and structural extent of the Nukhul formation in the Arta, East Arta and South Rahmi development leases. During the fourth quarter, the Company drilled six oil wells (Arta #19, Arta #22, Arta #23, East Arta #5, East Arta #7 and South Rahmi #8) and three dry holes (East Arta #6, East Arta #8 and East Arta #10).

Arta #19, Arta #22, Arta #23 and East Arta #5 were drilled and completed as Upper Nukhul oil wells and placed on production.

The most significant well drilled in the quarter was East Arta #7 which encountered a thicker Lower Nukhul section structurally down dip of the main Arta pool was placed on production at an initial rate of 1,400 Bopd in November and increased to 2,000 Bopd in December. The well has stabilized in the 1,000 to 1,200 Bopd range in 2011. The reservoir found at East Arta #7 has high porosity and permeability and did not require fracture stimulation. The Upper Nukhul formation has not been completed in East Arta #7.

South Rahmi #8 was fracture stimulated in late February and placed on production in early March as an oil well.

Subsequent to year-end, six additional oil wells were drilled (two Upper Nukhul wells and four dual Nukhul (Upper and Lower) wells). One well was completed as a Lower Nukhul oil well in January and is producing approximately 1,000 Bopd. Five of the six wells drilled (three dual zone and two upper) were cased awaiting access to perforating services which were unavailable during the month of February. The five oil wells are being perforated and placed on production in early March. Fracture stimulations are scheduled next week for the two Upper Nukhul oil wells.

Two drilling rigs are currently drilling at West Gharib, primarily focused on the Nukhul formation. It is expected that up to 44 wells will be drilled in West Gharib during 2011, primarily focused on the Nukhul formation.

The Company and the Egyptian General Petroleum Corporation (“EGPC”) reviewed development lease continuations for the Arta, East Arta, East Hoshia, North Hoshia, West Hoshia and South Rahmi development leases in the fourth quarter of 2010. All of the Arta, East Arta and South Rahmi leases were continued. Approximately 50% of the West Hoshia development lease and 40% of the North Hoshia development lease were continued. The remainder of the West Hoshia and North Hoshia leases along with the East Hoshia development lease were relinquished. The relinquished lands were not considered prospective by the Company.

Production

Production from West Gharib averaged 7,941 Bopd to TransGlobe during the fourth quarter, a four per cent (340 Bopd) increase from the previous quarter. Production increases were attributable to increased Nukhul production from Arta and East Arta during the quarter. Production averaged 7,990 Bopd to TransGlobe during January and 8,133 Bopd during February. February production was impacted by access to perforating services which were restored in early March.

Quarterly West Gharib Production (Bopd)

	2010
	Q-4	Q-3	Q-2	Q-1
Gross production rate	7,941	7,601	6,631	6,848
TransGlobe working interest	7,941	7,601	6,631	6,848
TransGlobe net (after royalties)	4,634	4,626	4,040	4,250
TransGlobe net (after royalties and tax)*	3,338	3,460	3,009	3,222

* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

During the fourth quarter, the Company drilled three wells resulting in two oil wells (Sabbar #1, Safwa #2) and one exploration well (Nakhil #1) which was abandoned in early January.

The Sabbar #1 well was drilled to a total depth of 4,600 feet, cased and completed as a Bahariya oil well. Sabbar #1 was perforated and flowed naturally at a rate of 500 Bopd on a short test. Sabbar #1 is located approximately 1.7 kilometres northeast of Safwa NW-1 which tested 250 Bopd and Safwa #1 which tested 300 Bopd from the Upper Bahariya (un-stimulated).

The Safwa #2 was drilled to a total depth of 7,987 feet and cased as a Bahariya oil well. Safwa #2 is the fourth Bahariya oil well drilled on the Safwa structure. Safwa #2 is a step-out appraisal well located approximately 350 metres east of Safwa #1. The Safwa #2 well will be completed and tested as part of the early production test program planned for early 2011, subject to Egyptian Government approval.

The operator filed a declaration of Commercial Discovery for the Safwa field and is finalizing the initial Safwa development lease and development plan. In addition, the operator has requested approval to start early production. The commencement of first production will also be contingent on the availability of supplies and services in Egypt.

The drilling rig was moved to TransGlobe’s Nuqra Block in January.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe has contracted for one year, the 1,200 HP drilling rig previously used at East Ghazalat. The rig was moved to Upper Egypt and commenced drilling the Selsella #1 exploration well on January 26. Drilling operations were suspended January 31 due to disruptions in the delivery of services and drilling supplies by third party contractors. Drilling recommenced February 20 and the well is expected to reach total depth in March. The rig is scheduled to drill two exploration wells (Selsella and Diwan) in Nuqra.

The rig will be available for Nukhul development drilling at West Gharib following the Nuqra program.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

During the fourth quarter, the Godah #12 development well was drilled and completed as a Qishn oil well.

Production

Production from Block 32 averaged 4,206 Bopd (581 Bopd to TransGlobe) during the quarter, essentially flat with the previous quarter with the addition of Godah #12.

Production averaged approximately 3,979 Bopd (550 Bopd to TransGlobe) during January and 3,805 Bopd (526 Bopd to TransGlobe) during February.

Quarterly Block 32 Production (Bopd)

	2010
	Q-4	Q-3	Q-2	Q-1
Gross production rate	4,206	4,232	4,464	4,948
TransGlobe working interest	581	585	616	683
TransGlobe net (after royalties)	344	332	315	472
TransGlobe net (after royalties and tax)*	265	248	215	400

*	Under the terms of the Block 32 Production Sharing Agreement (“PSA”), royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

The Gabdain #1 Basement exploration well commenced drilling on November 19, 2010. The well was drilled to total depth of 3,485 meters measured depth (approximately 636 meters measured depth into the Basement). Hydrocarbons were observed while drilling through the Kohlan sandstone overlaying the Basement interval and an oil sample (37° API) was recovered from the Kohlan using a wire line MDT tool prior to running intermediate casing. Hydrocarbon charged fractures were observed while drilling the upper basement interval. An open hole test was conducted on the Basement interval, but no flow to surface was achieved due to the limited fractures encountered in the wellbore. Following the Basement test, a 15 meter interval was perforated in the Kohlan. The Kohlan was placed on test on January 27 using a small electric submersible pump. The well continued to clean up and was producing at an unstablized rate of approximately 130-180 barrels per day of 39° API oil at the end of the five-day test.

The presence of oil shows in the Basement and oil in the Kohlan demonstrates a working hydrocarbon generation and migration system. The Kohlan/Basement discovery in Gabdain-1 will be further analyzed prior to any further appraisal plan.

Gabdain #1 was suspended and the drilling rig was moved to Gabdain #2 to test a shallow Qishn prospect. The Gabdain #2 exploration well was drilled to total depth and abandoned. The Qishn reservoir was wet.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

During the quarter, two wells were drilled resulting in two oil wells (An Nagyah #2 and An Nagyah #31). Subsequent to the quarter, two additional wells were drilled resulting in two oil wells (An Nagyah # 5 and An Nagyah #28).

An Nagyah #2 was re-entered and drilled as a horizontal Lam A oil well and placed on production at an initial gross rate 700+ Bopd.

An Nagyah #31 fractured Basement exploration well was drilled and tested oil from the Lam B formation. The Basement section encountered minor oil shows and limited fractures. The Basement section was not tested. Although the Shuqra and the Kohlan had good oil shows during drilling, they did not recover any oil during testing. The Lam B discovery in An Nagyah #31 will require a horizontal side track prior to being commercially productive.

An Nagyah #5 was re-entered and drilled as a horizontal Lam A oil well and placed on production at an initial gross rate of 700+ Bopd in late January.

The An Nagyah #28 well encountered water in the horizontal section of the Lam B, and was plugged back to the intermediate casing for a future side track horizontal well targeting Lam B oil encountered in the build section of the well.

Following An Nagyah #28, the operator suspended the drilling program due to security and logistic concerns associated with maintaining a drilling program as planned on Block S-1 and Block 75.

Production operations at An Nagyah have not been affected and are continuing as normal.

Production

Production from Block S-1 averaged 9,068 Bopd (2,267 Bopd to TransGlobe) during the fourth quarter, a 16% (315 Bopd to TransGlobe) increase from the previous quarter. Production increases were attributable to the development drilling program and additional compression to increase gas injection capacity in December.

Production averaged approximately 9,428 Bopd (2,357 Bopd to TransGlobe) during January and approximately 9,560 Bopd (2,390 Bopd to TransGlobe) during February.

Quarterly Block S-1 Production (Bopd)

	2010
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	9,068	7,812	7,836	8,652
TransGlobe working interest	2,267	1,952	1,959	2,163
TransGlobe net (after royalties)	1,188	1,003	995	1,169
TransGlobe net (after royalties and tax)*	895	756	744	906

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the Block S-1/75 drilling program. The first exploration phase was extended six months to September 8, 2011.

With the suspension of the Block S-1/Block 75 drilling program, the Block 75 exploration well (Osaylan SW) which was scheduled for the second quarter of 2011 will be delayed. The Osaylan SW exploration well is targeting a Lam formation exploration prospect which has an internally estimated gross Petroleum-Initially-In-Place (“PIIP”) of 184 million barrels of oil per day (“MMBbl”) using the probabilistic P-mean case.

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). This communication is not a suitable source of information for readers who are unfamiliar with the Company, and is not in any way a substitute for reading the annual audited financial statements and annual Management’s Discussion and Analysis (“MD&A”) related thereto. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

The following may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

           Reconciliation of Funds Flow from Operations

	Year Ended December 31
($000s)	2010	2009
Cash flow from operating activities	51,504	36,799
Changes in non-cash working capital	23,065	8,265

Funds flow from operations	74,569	45,064

           Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

            Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as 100% oil, Middle East/North Africa growth company.

SELECTED ANNUAL INFORMATION
($000s, except per share, price and volume amounts)

	2010	% Change	2009	% Change	2008
Total Operations
Average production volumes (Boepd)	9,960	11	8,980	22	7,342
Average sales volumes (Boepd)	9,960	11	8,980	22	7,342
Average price ($/Boe)	73.97	45	51.19	(41)	86.96
Oil and gas sales	268,901	60	167,798	(28)	233,695
Oil and gas sales, net of royalties and other	157,220	53	102,805	(22)	132,393

Cash flow from operating activities	51,504	40	36,799	(36)	57,793
Funds flow from operations*	74,569	65	45,064	(24)	59,267
Funds flow from operations per share
- Basic	1.12		0.70		0.99
- Diluted	1.08		0.70		0.98

Net income (loss)	37,867		(8,417)		31,523
Net income (loss) per share
- Basic	0.57		(0.13)		0.53
- Diluted	0.55		(0.13)		0.52

Continuing Operations
Average production volumes (Bopd)	9,960	11	8,980	31	6,858
Average sales volumes (Bopd)	9,960	11	8,980	31	6,858
Average price from continuing operations ($/Bbl)	73.97	45	51.19	(42)	88.66
Oil sales	268,901	60	167,798	(25)	222,538
Oil sales, net of royalties and other	157,220	53	102,805	(17)	123,231

Cash flow from operating activities	51,504	40	36,799	(28)	51,090
Funds flow from continuing operations*	74,569	65	45,064	(14)	52,359
Funds flow from continuing operations per share
- Basic	1.12		0.70		0.88
- Diluted	1.08		0.70		0.86

Net (loss) income	37,867		(8,417)		23,173
Net (loss) income per share
- Basic	0.57		(0.13)		0.39
- Diluted	0.55		(0.13)		0.38

Total assets	341,901	49	228,882	-	228,238
Cash and cash equivalents	57,782	257	16,177	112	7,634
Total long-term debt, including current portion	86,420	74	49,799	(13)	57,230
Debt-to-funds flow ratio**	1.2		1.1		1.0

Reserves
Total Proved (MMboe)	20.5	6	19.2	53	12.6
Total Proved plus Probable (MMBoe)	30.4	26	24.2	22	19.8

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents long-term debt, including the current portion, over funds flow from operations for the trailing 12 months.

In 2010 compared with 2009, TransGlobe,

•	Increased Proved reserves by 1.3 MMBbl, representing a production replacement of 133%, primarily from the development of its operated West Gharib concession in Egypt;
•	Increased total production by 11%, as a result of a 25% increase in production from Egypt offset by a 14% decline in production in Yemen;
•	Funds flow increased by 65% primarily due to a 45% increase in realized oil prices combined with increased production;
•	Realized a net income of $37.9 million due to increased revenues combined with an 84% decrease in derivative loss and a 29% decrease in depreciation and depletion due to increased Proved reserves; and
•	Increased debt by $36.6 million while maintaining a debt-to-funds flow ratio of 1.2 at December 31, 2010 (December 31, 2009 – 1.1).

2010 TO 2009 NET INCOME (LOSS) VARIANCES

	$000s	$ Per Share Diluted	Variance %
2009 net loss	(8,417)	(0.13)
Cash items
Volume variance	26,439	0.40	314
Price variance	74,664	1.08	887
Royalties	(46,688)	(0.68)	(555)
Expenses:
Operating	(2,085)	(0.03)	(25)
Realized derivative loss	(595)	(0.01)	(7)
Cash general and administrative	(2,423)	(0.04)	(29)
Current income taxes	(17,954)	(0.26)	(213)
Realized foreign exchange loss	(1,248)	(0.02)	(15)
Interest on long-term debt	(589)	(0.01)	(7)
Other income	(16)	-	-
Total cash items variance	29,505	0.43	350
Non-cash items
Unrealized derivative gain	4,138	0.06	50
Depletion and depreciation	13,646	0.20	162
Stock-based compensation	(738)	(0.01)	(9)
Amortization of deferred financing costs	(267)	-	(3)
Total non-cash items variance	16,779	0.25	200

2010 net income	37,867	0.55	550

Net income increased to $37.9 million in 2010 compared to a loss of $8.4 million in 2009, which was mostly due to significant increases in commodity prices and production volumes along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010	2009

Dated Brent average oil price ($/Bbl)	79.42	61.51
U.S./Canadian Dollar average exchange rate	1.0301	1.1415

The price of Dated Brent oil averaged 29% higher in 2010 compared with 2009. Global markets are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. Conversely, the recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen; due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2011 budget to be flexible, allowing spending to be adjusted up or down depending upon the business environment in Egypt and Yemen.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010				2009
($000s, except per share, price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Bopd)	10,789	10,138	9,206	9,694	8,656	8,864	9,619	8,788
Average price ($/Bopd)	79.83	71.27	73.46	70.66	62.84	57.41	48.62	35.88
Oil and gas sales	79,240	66,470	61,540	61,651	50,044	46,818	42,557	28,379
Oil and gas sales, net of royalties and other	45,198	38,980	35,638	37,404	28,788	28,495	26,462	19,060

Cash flow from operating activities	19,326	12,297	15,627	4,254	12,594	1,264	15,052	7,889
Funds flow from operations*	18,934	19,535	17,027	19,073	9,703	12,603	14,117	8,641
Funds flow from operations per share
- Basic	0.28	0.29	0.26	0.29	0.15	0.19	0.22	0.14
- Diluted	0.26	0.28	0.25	0.29	0.15	0.19	0.22	0.14

Net income (loss)	8,026	8,805	9,438	11,598	2,516	(1,618)	(4,361)	(4,954)
Net income (loss) per share
- Basic	0.12	0.13	0.14	0.18	0.04	(0.02)	(0.07)	(0.08)
- Diluted	0.11	0.13	0.14	0.17	0.04	(0.02)	(0.07)	(0.08)

Total assets	341,901	275,885	263,345	248,446	228,882	228,964	229,658	238,145
Cash and cash equivalents	57,782	15,412	21,437	18,845	16,177	14,804	23,952	22,041
Total long-term debt, including current portion	86,420	46,045	49,977	49,888	49,799	52,686	52,551	57,347
Debt-to-funds flow ratio**	1.2	0.7	0.9	0.9	1.1	1.3	1.2	1.1

*	Funds flow from operations is non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents long-term debt, including the current portion, over funds flow from operations for the trailing 12 months.

During the fourth quarter of 2010, TransGlobe:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.2 at December 31, 2010 (December 31, 2009 – 1.1), with available cash of $57.8 million;
  Funded capital programs with funds flow from operations and working capital;
  Reported a 95% increase in funds flow from operations due to a 27% increase in commodity prices along with a 25% increase in sales volumes compared to Q4-2009; and
  Reported net income in Q4-2010 of $8.0 million (Q4-2009 – $2.5 million) mainly due to higher commodity prices and production volumes in the quarter compared with the same period in 2009.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest, Before Royalties and Other

			Year Ended December 31
			2010	2009
Egypt	- Oil sales	Bopd	7,259	5,828
Yemen	- Oil sales	Bopd	2,701	3,152

Total Company – daily sales volumes		Bopd	9,960	8,980

			Three Months Ended December 31
			2010	2009
Egypt	- Oil sales	Bopd	7,941	5,815
Yemen	- Oil sales	Bopd	2,848	2,841

Total Company – daily sales volumes		Bopd	10,789	8,656

Netback from Continuing Operations

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	268,901	73.97	167,798	51.19
Royalties and other	111,681	30.72	64,993	19.83
Current taxes	39,807	10.95	21,853	6.67
Operating expenses	26,850	7.39	24,765	7.56

Netback	90,563	24.91	56,187	17.13

	Three Months Ended December 31
Consolidated	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	79,240	79.83	50,044	62.84
Royalties and other	34,042	34.30	21,256	26.69
Current taxes	12,188	12.28	6,887	8.65
Operating expenses	8,108	8.17	7,387	9.28

Netback	24,902	25.08	14,514	18.22

Egypt

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	190,234	71.80	98,801	46.45
Royalties and other	75,339	28.43	34,684	16.30
Current taxes	29,686	11.20	13,980	6.57
Operating expenses	16,464	6.21	14,703	6.91

Netback	68,745	25.96	35,434	16.67

	Three Months Ended December 31
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	56,558	77.42	30,536	57.08
Royalties and other	23,557	32.24	10,715	20.03
Current taxes	9,225	12.63	4,322	8.08
Operating expenses	4,664	6.38	5,008	9.36

Netback	19,112	26.17	10,491	19.61

The netback per Bbl in Egypt increased 56% in 2010 compared with 2009, mainly as a result of oil prices increasing by 55%, which was partially offset by higher royalty and tax rates. In 2010, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $7.62/Bbl (10%) to the average Dated Brent oil price versus a $15.06/Bbl (24%) differential in 2009.

Royalties and taxes as a percentage of revenue increased to 55% in 2010, compared with 49% in 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses for 2010 decreased 10% on a per Bbl basis, which is mainly due to a significant increase in production in Egypt combined with fewer workovers in 2010 as compared to 2009.

Yemen
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	78,667	79.79	68,997	59.97
Royalties and other	36,342	36.86	30,309	26.34
Current taxes	10,121	10.27	7,873	6.84
Operating expenses	10,386	10.53	10,062	8.75

Netback	21,818	22.13	20,753	18.04

		Three Months Ended December 31
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	22,682	86.57	19,508	74.64
Royalties and other	10,485	40.02	10,541	40.33
Current taxes	2,963	11.31	2,565	9.81
Operating expenses	3,444	13.14	2,379	9.10

Netback	5,790	22.10	4,023	15.40

In Yemen, the netback per Bbl increased 23% in 2010 compared with 2009, primarily as a result of the 33% increase in oil prices, which was partially offset by higher royalty and tax rates along with increased operating expenses.

Royalties and taxes as a percentage of revenue increased to 59% in 2010 compared with 55% in 2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in the Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis increased 20% in 2010, which is mainly due to lower production volumes and increased selling costs in 2010.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and to stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in 2010 relates mostly to the purchase of new financial floor derivative commodity contracts, whereas the loss in 2009 was lower due to depressed oil prices. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts increased from a $0.5 million liability at December 31, 2009 to a $0.3 million asset at December 31, 2010, thus resulting in a $0.8 million unrealized gain on future derivative commodity contracts being recorded in the year.

	Year Ended December 31
($000s)	2010	2009
Realized cash loss on commodity contracts*	(1,486)	(891)
Unrealized (loss) gain on commodity contracts**	816	(3,322)

Total derivative (loss) gain on commodity contracts	(670)	(4,213)

* Realized cash loss represents actual cash settlements or receipts under the respective contracts.

** The unrealized (loss) gain on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil prices in 2011 are consistent with the estimated Dated Brent forward curve prices at the end of 2010, the derivative asset will be realized over the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.3 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.1 million. The following commodity contracts are outstanding immediately following December 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
January 1, 2011-December 31, 2011	40,000 Bbls/month	Financial Floor	$65.00
April 1, 2011-December 31, 2011*	20,000 Bbls/month	Financial Floor	$75.00

* Contract entered into on January 19, 2011.

The total volumes hedged for 2011 are:

2011
Bbls	660,000
Bopd	1,808

At December 31, 2010, all of the derivative commodity contracts were classified as current liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,513	4.00	12,550	3.83
Stock-based compensation	2,749	0.76	2,011	0.61
Capitalized G&A and overhead recoveries	(2,674)	(0.74)	(3,134)	(0.96)

G&A (net)	14,588	4.02	11,427	3.48

	Three Months Ended December 31
	2010		2009
(000s, except per Boe amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	4,774	4.81	4,291	5.39
Stock-based compensation	1,079	1.09	518	0.65
Capitalized G&A and overhead
recoveries	(683)	(0.69)	(887)	(1.11)

G&A (net)	5,170	5.21	3,922	4.93

G&A expenses (net) increased 16% on a per Bbl basis in 2010 compared with 2009 partly due to a strengthening Canadian dollar which accounted for approximately 46% of the increase as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and office costs in Egypt.

INTEREST ON LONG-TERM DEBT

Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. Interest expense for 2010 increased to $3.3 million (2009 - $2.5 million), as a result of higher interest rates in 2010 combined with higher amortization of transaction costs. In 2010, the Company expensed $0.8 million of transaction costs (2009 - $0.6 million). The Company had $90.0 million of debt outstanding at December 31, 2010 (December 31, 2009 - $50.0 million). The long-term debt that was outstanding at December 31, 2010 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility. The long-term debt that was outstanding at December 31, 2009 bore interest at the Eurodollar Rate plus three per cent under the terms of the previous credit facility that was terminated in July 2010 and replaced with a new Borrowing Base Facility.

DEPLETION AND DEPRECIATION (“DD&A”)

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	26,010	9.82	37,942	17.84
Yemen	7,683	7.79	9,436	8.20
Corporate	240	-	201	-

	33,933	9.33	47,579	14.52

		Three Months Ended December 31
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	7,824	10.71	4,792	8.96
Yemen	1,931	7.37	2,105	8.05
Corporate	57	-	58	-

	9,812	9.89	6,955	8.73

In Egypt, DD&A decreased 31% in 2010 (45% on a per Bbl basis) due to significant increases to Proven reserves at year-end 2009 along with further increases at year end 2010 (181% production replacement).

In Yemen, DD&A decreased 19% in 2010 (5% on a per Bbl basis) due to a reduction in estimated future capital costs which decreased the capital base, combined with Proved reserve additions on Block S-1 and Block 32 at year-end 2009 along with further increases at year end 2010 (6% production replacement).

In Egypt, unproven properties of $9.8 million in 2010 (2009 - $9.8 million) relating to Nuqra ($8.2 million), West Gharib ($0.5 million) and East Ghazalat ($1.1 million) were excluded from the costs subject to depletion and depreciation. In Yemen, unproven property costs of $11.6 million in 2010 (2009 - $10.8 million) relating to Block 72 ($7.8 million) and Block 75 ($3.8 million) were excluded from the costs subject to depletion and depreciation.

Capital costs in the amount of $0.5 million were excluded from the corporate costs subject to the depreciation for the year ended December 31, 2010.

CAPITAL EXPENDITURES

($000s)	2010	2009
Egypt	58,435	28,349
Yemen	7,684	7,013
Corporate	813	184

Total	66,932	35,546

In Egypt, total capital expenditures for the year ended December 31, 2010 were up 106% from 2009 due to an increased capital program in response to higher oil prices in 2010 and the East Ghazalat farm-in. Further fuelling the increase to the capital program were new discoveries in West Gharib and East Ghazalat, along with certain drilling activities undertaken to retain key blocks of land in West Gharib. The Company drilled 31 wells, resulting in 24 oil wells (four at Hana, six at Arta, five at East Arta, two at North Hoshia, one at each of Hana West, Hoshia and South Rahmi, and four at East Ghazalat), in addition to three dry holes at East Arta, one at Hoshia, one at West Hoshia, and two at East Ghazalat.

In Yemen, total capital expenditures in the year ended December 31, 2010 increased by 10% from 2009 due mostly to restarting the drilling program at Block S-1. Five oil development wells were drilled in 2010 at Block S-1, along with two oil development wells and one dry hole at Block 32.

Corporate capital expenditures relate mainly to leasehold improvements and furnishings for new office space in Canada.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

Proved
($000s, except volumes and $/Boe amounts)	2010	2009	2008
Total capital expenditure	66,932	35,546	43,292
Acquisitions	-	-	58,946
Dispositions	-	-	(57,295)
Net change from previous year’s future capital	4,776	1,816	(6,479)
	71,708	37,362	38,464
Reserve additions and revisions (MBoe)
Exploration and development	4,845	9,921	3,129
Acquisitions, net of dispositions	-	-	118
Total reserve additions (Mboe)	4,845	9,921	3,247

Average cost per Boe
F&D	14.80	3.77	11.77
FD&A	14.80	3.77	11.85

Three-year weighted average cost per Boe
F&D	8.15	7.40	14.97
FD&A	8.19	9.75	16.62

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2010	2009	2008
Total capital expenditure	66,932	35,546	43,292
Acquisitions	-	-	58,946
Dispositions	-	-	(57,295)
Net change from previous year’s future capital	42,546	4,112	(8,602)
	109,478	39,658	36,341
Reserve additions and revisions (MBoe)
Exploration and development	9,895	7,670	5,200
Acquisitions, net of dispositions	-	-	709
Total reserve additions (Mboe)	9,895	7,670	5,909

Average cost per Boe
F&D	11.06	5.17	6.67
FD&A	11.06	5.17	6.15

Three-year weighted average cost per Boe
F&D	8.07	7.27	12.35
FD&A	7.90	8.59	12.14

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2010	2009	2008
Netback ($/Boe)*	18.63	20.51	13.75	22.05
Proved F&D costs ($/Boe)	8.15	14.80	3.77	11.77
Proved FD&A costs ($/Boe)	8.19	14.80	3.77	11.85
F&D Recycle ratio	2.29	1.39	3.65	1.87
FD&A Recycle ratio	2.27	1.39	3.65	1.86

* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2010	2009	2008
Netback ($/Boe)*	18.63	20.51	13.75	22.05
Proved plus Probable F&D costs ($/Boe)	8.07	11.06	5.17	6.67
Proved plus Probable FD&A costs ($/Boe)	7.90	11.06	5.17	6.15
F&D Recycle ratio	2.31	1.85	2.66	3.31
FD&A Recycle ratio	2.36	1.85	2.66	3.59

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

The 2010 proved recycle ratios decreased from 2009 by 62%, which is mainly a result of fewer Proved reserve additions in 2010. The proved plus probable ratios decreased from 2009 mainly due to the low cost of the 2009 reserve additions, which were the result of waterflood simulation and field response at Hoshia and Hana and the development of the Hana West pool. The decreased ratios were also impacted by increased future capital associated with undrilled Proved plus Probable reserve additions in 2010.

Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide the most useful information. The three-year weighted average ratios are consistent with Company expectations and with prior periods.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Boe basis.

($000s, except volumes and per Boe amounts)	2010	2009	2008
Net income	37,867	(8,417)	31,523
Adjustments for non-cash items:
Depletion, depreciation and accretion	33,933	47,579	38,056
Stock-based compensation	2,749	2,011	1,830
Future income taxes	-	-	(82)
Amortization of deferred financing costs	836	569	1,884
Unrealized (gain) loss on commodity contracts	(816)	3,322	(9,906)
Gain on sale	-	-	(4,012)
Settlement of asset retirement obligations	-	-	(25)
Netback*	74,569	45,064	59,268
Sales volumes (MBoe)	3,635	3,278	2,687

Netback per Boe*	20.51	13.75	22.05

* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

OUTSTANDING SHARE DATA

As at December 31, 2010, the Company had 67,575,321 common shares issued and outstanding.

The Company received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid, which commenced September 7, 2009 and expired September 6, 2010. During the year ended December 31, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

Subsequent to December 31, 2010, the Company issued an additional 5,000,000 common shares in a public offering that closed on February 1, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.2 times at December 31, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2010 and 2009:

Sources and Uses of Cash

($000s)	2010	2009
Cash sourced
Funds flow from operations*	74,569	45,064
Increase in long-term debt	95,916	-
Issuance of common shares, net of share issuance costs	9,959	15,374
	180,444	60,438
Cash used
Capital expenditures	66,932	35,546
Bank financing costs	4,216	-
Repayment of long-term debt	55,916	8,000
Increase in restricted cash	3,387	-
Options surrendered for cash payments	-	13
	130,451	43,559
Net cash from operations	49,993	16,879
Changes in non-cash working capital	(8,388)	(8,336)
Increase in cash and cash equivalents	41,605	8,543
Cash and cash equivalents – beginning of year	16,177	7,634

Cash and cash equivalents – end of year	57,782	16,177

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations for the year ended December 31, 2010. The Company expects to fund its 2011 exploration and development program of $90.0 million and contractual commitments through the use of working capital and cash generated by operating activities. Furthermore, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering that closed on February 1, 2011. The net proceeds of the offering will primarily be used by the Company to repay existing credit facilities and to evaluate, and if determined to be in the best interests of the Company, pursue business development opportunities in Egypt during fiscal 2011, including adding new acreage through farm-in arrangements, bid rounds or acquisitions from third parties. Fluctuations in commodity prices, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2010, the Company had working capital of $88.3 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency as at December 31, 2009 was primarily the result of the reclassification of all long-term debt as a current liability. On July 22, 2010, the Company entered into a new Borrowing Base Facility. Therefore, as at December 31, 2010 the Borrowing Base Facility was classified as long-term which eliminated the working capital deficiency. While the reclassification of bank debt accounts for the majority of the increase in working capital, other increases to working capital in 2010 are the result of increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company insured a portion of the receivable balance.

At December 31, 2009 TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement were set to become due on September 25, 2010. On July 22, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheet at December 31, 2010. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility. As of December 31, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $4.2 million.

	December 31

($000s)	2010	2009
Revolving Credit Agreement	90,000	50,000
Unamortized transaction costs	(3,580)	(201)
	86,420	49,799

Current portion of long-term debt	-	49,799
Long-term debt	86,420	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

(000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$41,772	$41,772	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	90,000	-	56,803	33,197	-
Office and equipment leases	No	11,255	1,474	3,422	1,970	4,389
Minimum work commitments[3]	No	5,433	1,890	3,543	-	-
Total		$148,460	$45,136	$63,768	$35,167	$4,389

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has entered into a farm-in agreement with TOTAL E&P Yemen which has reduced TransGlobe’s interest in the concession to 20%.This commitment was fully satisfied subsequent to December 31, 2010.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2010.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2011 Outlook Highlights

  Production is expected to average between 13,000 Bopd and 13,500 Bopd, a 33% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $90 million, a 34% increase from 2010 (allocated 85% to Egypt, 13% to Yemen and 2% Corporate) and will be funded by funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $75.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $101.0 million.

2011 Production Outlook

Production for 2011 is expected to average between 13,000 Bopd and 13,500 Bopd, representing a 33% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 10,350 Bopd during 2011, up 43% from an average of 7,259 Bopd in 2010, with the balance of approximately 2,900 Bopd coming from the Yemen properties, which represents a 7% increase from an average of 2,701 Bopd in 2010. This forecast excludes any production contributions from the East Ghazalat project.

Production Forecast

	2011 Guidance	2010 Actual	% Change*
Barrels of oil per day	13,000 -13,500	9,960	33

* % growth based on mid-point of outlook.

2011 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $75.00/Bbl.

2010 Funds Flow From Operations Outlook

($ million)	2011 Guidance	2010 Actual	% Change*
Funds flow from operations**	101.0	74.6	35

* % growth based on mid-point of outlook.

** Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 35% in 2011. Variations in production and commodity prices during 2011 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl would increase anticipated funds flow by approximately $14.0 million to $115.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $14.0 million to $87.0 million for the year.

2011 Capital Budget

($ million)	2011
Egypt	76.6
Yemen	11.7
Corporate	1.7

Total	90.0

The 2011 capital program is split 80:20 between development and exploration, respectively. The Company plans to participate in 61 wells in 2011. The Company will fund its entire 2011 capital budget from funds flow and working capital. The Company designed its 2011 budget to be flexible, allowing spending to be adjusted up or down depending upon the business environment in Egypt and Yemen.

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Year Ended
	December 31		December 31
	2010	2009	2010	2009

REVENUE
Oil sales, net of royalties and other	$45,198	$28,788	$157,220	$102,805
Derivative (loss) on commodity contracts	(738)	(684)	(670)	(4,213)
Other income	10	28	28	44
	44,470	28,132	156,578	98,636

EXPENSES
Operating	8,108	7,387	26,850	24,765
General and administrative	5,170	3,922	14,588	11,427
Foreign exchange loss (gain)	(37)	(92)	216	(1,032)
Interest on long-term debt	1,203	557	3,317	2,461
Depletion and depreciation	9,812	6,955	33,933	47,579
	24,256	18,729	78,904	85,200

Income before income taxes	20,214	9,403	77,674	13,436

Income taxes – current	12,188	6,887	39,807	21,853

NET INCOME (LOSS)	8,026	2,516	37,867	(8,417)

Retained earnings, beginning of period	109,854	77,497	80,013	88,430

RETAINED EARNINGS, END OF PERIOD	$117,880	$80,013	$117,880	$80,013

Net income (loss) per share
Basic	0.12	0.04	0.57	(0.13)
Diluted	0.11	0.04	0.55	(0.13)

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31		December 31
	2010	2009	2010	2009

Net income (loss)	$8,026	$2,516	$37,867	$(8,417)
Other comprehensive loss:
Foreign currency translation adjustment	-	-	-	-

COMPREHENSIVE INCOME (LOSS)	$8,026	$2,516	$37,867	$(8,417)

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at
	December 31
	2010	2009

ASSETS
Current
Cash and cash equivalents	$57,782	$16,177
Accounts receivable	69,085	35,319
Derivative commodity contracts	303	-
Prepaids and other	2,867	1,909

	130,037	53,405

Restricted cash	3,387	-
Goodwill	8,180	8,180
Property and equipment	200,297	167,297

	$341,901	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$41,772	$14,879
Derivative commodity contracts	-	514
Current portion of long-term debt	-	49,799

	41,772	65,192

Long-term debt	86,420	-

	128,192	65,192

Commitments and contingencies
Subsequent event

SHAREHOLDERS’ EQUITY
Share capital	80,193	66,106
Contributed surplus	4,756	6,691
Accumulated other comprehensive income	10,880	10,880
Retained earnings	117,880	80,013

	213,709	163,690

	$341,901	$228,882

Consolidated Statement of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three months ended		Year-ended
	December 31		December 31
	2010	2009	2010	2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net Income (loss)	$8,026	$2,516	$37,867	$(8,417)

Adjustments for:
Depletion and depreciation	9,812	6,955	33,933	47,579
Amortization of deferred financing costs	313	112	836	569
Stock-based compensation	1,079	518	2,749	2,011
Unrealized (gain) loss on commodity contracts	(296)	(398)	(816)	3,322
Changes in non-cash working capital	392	2,891	(23,065)	(8,265)

	19,326	12,594	51,504	36,799

FINANCING
Increase in long-term debt	40,000	-	95,916	-
Repayments of long-term debt	-	(3,000)	(55,916)	(8,000)
Deferred financing costs	61	-	(4,216)	-
Options surrendered for cash payments	-	-	-	(13)
Issue of common shares for cash	2,553	186	9,959	16,578
Issue costs for common shares	-	(1)	-	(1,204)
Changes in non-cash working capital	-	(640)	-	(1,515)

	42,614	(3,455)	45,743	5,846

INVESTING
Exploration and development expenditures	(19,546)	(7,541)	(66,932)	(35,546)
Changes in restricted cash	(1,497)	-	(3,387)	-
Changes in non-cash working capital	1,473	(225)	14,677	1,444

	(19,570)	(7,766)	(55,642)	(34,102)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	42,370	1,373	41,605	8,543

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,412	14,804	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF PERIOD	$57,782	$16,177	$57,782	$16,177

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$890	$445	$2,481	$1,892
Cash tax paid	12,188	6,887	39,807	21,853
Cash is comprised of cash on hand and balances with banks	27,782	14,274	27,782	14,274
Cash equivalents	30,000	1,903	30,000	1,903

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Tel: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com